April 22, 2020

LiMing Yung
Chief Financial Officer
Pingtan Marine Enterprise Ltd.
18-19/F, Zhongshan Building A
No. 154 Hudong Road
Fuzhou, P.R.C. 350001

       Re: Pingtan Marine Enterprise Ltd.
           Form 10-K for the Fiscal Year Ended December 31, 2019
           Filed March 16, 2020
           File No. 001-35152

Dear Mr. Yung:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2019

Consolidated Financial Statements
Note 2. Summary of Significant Accounting Policies, Revenue Recognition, page
F-14

1. Please tell us where you provided the quantitative disaggregation of revenue disclosures based on how economic factors affect the nature, amount, timing and uncertainty of revenue recognition and cash flows. Refer to ASC 606-10-50-5 and 50-7.
Note 4. Inventories, page F-19

2. Reference the disclosure that you have $25 million of frozen fish and marine catches work in progress at December 31, 2019 compared to none in the prior year. Revise future filings to briefly describe the nature of "work in progress" and, as applicable, explain the reasons for material changes in the balance when compared to the prior year in MD&A.
      Refer to Instruction 4 of Item 303(a) of Regulation S-K. Provide us with your proposed
 LiMing Yung
Pingtan Marine Enterprise Ltd.
April 22, 2020
Page 2
      revised disclosures.
Note 9. Property, Plant, and Equipment, page F-21

3. We see that you continue to have 37 vessels located in the Arafura Sea in Indonesia that are not in operation due to the moratorium and that you expect the carrying value of the fishing vessels to be recoverable based on the undiscounted future cash flows, which includes the impact of the moratorium. Given the extended period of the moratorium and the unknown timing of when fishing will resume in Indonesia, provide us with your impairment analysis under ASC 360-10-35-17. In addition, please revise future filings to include enhanced disclosure about your impairment analysis, estimates made, and factors that cause the estimate to be sensitive to change. Refer to ASC 275-10-50-8.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Kristin Lochhead, Staff Accountant, at (202) 551-3664 or Kate Tillan,
Senior Accountant, at (202) 551-3604 with any questions.



                                                          Sincerely,
FirstName LastNameLiMing Yung
                                                          Division of
Corporation Finance
Comapany NamePingtan Marine Enterprise Ltd.
                                                          Office of Life
Sciences
April 22, 2020 Page 2
cc:       Yuri Mikulka
FirstName LastName